UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2017

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 9, 2017, ObsEva SA (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which the Company, in a private placement, agreed to issue and sell to the Investors an aggregate of 5,140,625 common shares of the Company, par value CHF 1/13 per share (the “Common Shares”), at a price per share of $8.00 (the “Shares”) and prepaid warrants to purchase an aggregate of 2,359,375 Common Shares (the “Warrant Shares” and, collectively with the Shares, the “Registrable Securities”). The prepaid warrants are immediately exercisable at a price of $8.00 per share and will expire in 30 days. The private placement is expected to yield net proceeds of approximately $57.0 million (the “Private Placement”). The Company retained Jefferies LLC and BMO Capital Markets Corp. as the placement agents for the Private Placement. The Company will use the net proceeds from the Private Placement to fund the research and development of the product candidates in ObsEva’s pipeline, including its lead compound OBE2109, an oral gonadotropin-releasing hormone receptor antagonist in development for the treatment of uterine fibroids and endometriosis, as well as working capital and general corporate purposes. The Company expects its existing cash and cash equivalents, including the proceeds from this private placement, will enable it to fund its operating expenses and capital expenditure requirements into the second half of 2019.

In connection with the Private Placement, the Company also entered into a Registration Rights Agreement, dated October 9, 2017 (the “Registration Rights Agreement”) with the Investors. Pursuant to the terms of the Registration Rights Agreement, the Company is obligated to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”) to register for resale the Registrable Securities on or prior to November 12, 2017.

The foregoing descriptions of the material terms of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement and the Registration Rights Agreement, which are filed as Exhibits 99.1 and 99.2, respectively, to this Current Report on Form 6-K and incorporated herein by reference.

The representations, warranties and covenants contained in the Purchase Agreement and the Registration Rights Agreement were made solely for the benefit of the parties to the Purchase Agreement and Registration Rights Agreement and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Purchase Agreement and the Registration Rights Agreement are incorporated herein by reference only to provide investors with information regarding the terms of the Purchase Agreement and the Registration Rights Agreement and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s periodic reports and other filings with the SEC.

In connection with the Private Placement, the Company presented a presentation to investors and potential investors. A copy of the presentation is furnished as Exhibit 99.3 to this Current Report on Form 6-K, the contents of which are incorporated herein by reference. The information contained in this Current Report on Form 6-K speaks only as the date hereof. While the Company may elect to update the information in this Current Report on Form 6-K in the future, the Company disclaims any obligation to do so except to the extent required by applicable law.

In connection with the Private Placement, the Company issued a press release. A copy of the press release is filed herewith as Exhibit 99.4 to this Current Report on Form 6-K, the contents of which are incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Securities Purchase Agreement, dated October 9, 2017, by and between ObsEva SA and the investors named therein.

99.2	Registration Rights Agreement, dated October 9, 2017, by and between ObsEva SA and the investors named therein.

99.3	ObsEva SA Investor Presentation dated October 2017.

99.4	Press Release of ObsEva SA dated October 10, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OBSEVA SA

Date: October 10, 2017	By:	/s/ Ernest Loumaye
		Name	Ernest Loumaye
		Title:	Chief Executive Officer